UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

   Morgans Hotel Group Co.
(Name of Issuer)

   Common Stock, par value $0.01 per share
(Title of Class of Securities)

   61748W108
(CUSIP Number)

Steven B. Kauff
NorthStar Capital Investment Corporation
399 Park Avenue, 18th Floor
New York, New York 10022
   Telephone: (212) 547-2600
(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

   August 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box:  ¨.

     This Amendment No. 7, filed by NorthStar Capital Investment Corp. (“NCIC”), NCIC MHG Subsidiary LLC (“NCIC MHG Subsidiary”), NorthStar Partnership, L.P. (“NorthStar LP”), Mr. W. Edward Scheetz and Mr. David T. Hamamoto (each, a “Reporting Person” and collectively, the “Reporting Persons”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D originally filed by the Reporting Persons on February 27, 2006, as previously amended (as amended, the “Schedule 13D”). Capitalized terms used but otherwise not defined herein shall have the meanings previously ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

     By a Termination Agreement dated as of August 11, 2008, the Reporting Persons have agreed to terminate the Joint Filing Agreement originally entered into on February 22, 2006, effective immediately following the filing of this Amendment No. 7. The Termination Agreement and the determination of the Reporting Persons to cease joint filing of the Schedule 13D reflect the contribution by NCIC MHG Subsidiary and NorthStar LP of their directly-owned shares of Common Stock to entities controlled respectively by Mr. Scheetz through WES Holdings LLC and Mr. Hamamoto through DTH Holdings LLC. The number of shares of Common Stock contributed to these entities reflects the number of shares of Common Stock previously held by NCIC MHG Subsidiary and NorthStar LP but beneficially owned by Messrs. Scheetz and Hamamoto. Following this contribution, none of NCIC, NCIC MHG Subsidiary or NorthStar LP, individually or collectively, have beneficial ownership of 5% or more of the Common Stock and accordingly are no longer subject to the reporting requirements of Regulation 13D-G. In addition, as a result of the separation of the shares of Common Stock previously held by NCIC MHG Subsidiary and NorthStar LP but beneficially owned by Messrs. Scheetz and Hamamoto into four separate holding structures, the holding and beneficial ownership of these shares of Common Stock by Messrs. Scheetz and Hamamoto, respectively, have now been made more transparent and separate. Accordingly, each of Messrs. Scheetz and Hamamoto is today filing a separate statement of beneficial ownership on Schedule 13D to reflect his respective beneficial ownership of the shares of Common Stock previously reported in this Schedule 13D, and, in the case of Mr. Scheetz, certain transactions in the shares of Common Stock since the date of filing of Amendment No. 6, and, in the case of Messrs. Hamamoto and Scheetz, to reflect the fact that certain of their stock options and LTIP units convertible into Common Stock became exercisable or are exercisable in the next 60 days.

     Accordingly, this Amendment No. 7 to the Schedule 13D reflects the termination of the reporting obligations of NCIC, NCIC MHG Subsidiary and NorthStar LP and the termination of the Joint Filing Agreement, originally entered into on February 22, 2006.

     A copy of the Termination Agreement entered into by NCIC, NCIC MHG Subsidiary, NorthStar LP and Messrs. Scheetz and Hamamoto on August 11, 2008 is filed herewith as Exhibit No. 19.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008

NORTHSTAR CAPITAL INVESTMENT CORP.

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: President

NCIC MHG SUBSIDIARY LLC

By: NorthStar Capital Investment Corp.,
Its Managing Member

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: President

NORTHSTAR PARTNERSHIP, L.P.

By: NorthStar Capital Investment Corp.,
Its General Partner

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: President

/s/ W. Edward Scheetz
W. Edward Scheetz

/s/ David T. Hamamoto
David T. Hamamoto

Exhibit Index

Exhibit	Description
1.	Formation and Structuring Agreement, dated as of October 25, 2006, by and among
Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC,
NorthStar Partnership, L.P. and RSA Associates, L.P. (incorporated by reference to
Exhibit 10.4 to the registration statement on Form S-1 (File No. 333-129277) filed by the Company)).

2.	Underwriting Agreement, dated as of February 13, 2006, by and among Morgans
Hotel Group Co., Morgans Group LLC, Morgans Hotel Group LLC and Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated,
as representatives of the several underwriters named in Schedule I thereto, and the selling stockholders named in Schedule II thereto (previously filed).

3.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley
& Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as
representatives of the several underwriters named in Schedule I of the Underwriting
Agreement and NorthStar Capital Investment Corp. (previously filed).

4.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley
& Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as
representatives of the several underwriters named in Schedule I of the Underwriting
Agreement and NCIC MHG Subsidiary LLC (previously filed).

5.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley
& Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as
representatives of the several underwriters named in Schedule I of the Underwriting
Agreement and NorthStar Partnership, L.P. (previously filed).

6.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley
& Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as
representatives of the several underwriters named in Schedule I of the Underwriting
Agreement and Mr. W. Edward Scheetz (previously filed).

7.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated,
as representatives of the several underwriters named in Schedule I of the
Underwriting Agreement and Mr. David T. Hamamoto (previously filed).

8.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley
& Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as
representatives of the several underwriters named in Schedule I of the Underwriting
Agreement and Mr. Richard J. McCready (previously filed).

Exhibit	Description
9.	Registration Rights Agreement, dated as of February 17, 2006, by and between
Morgans Hotel Group Co. and NorthStar Partnership, L.P. (previously filed).

10.	Joint Filing Agreement, dated as of February 22, 2006, by and among NorthStar
Capital Investment Corp., NCIC MHG Subsidiary LLC, NorthStar Partnership, L.P.,
Mr. W. Edward Scheetz and Mr. David T. Hamamoto (previously filed).

11.	Power of Attorney, dated February 22, 2006, relating to NorthStar Capital Investment
Corp. (previously filed)

12.	Power of Attorney, dated February 22, 2006, relating to NorthStar Partnership, L.P.
(previously filed)

13.	Power of Attorney, dated February 22, 2006, relating to NCIC MHG Subsidiary LLC
(previously filed).

14.	Power of Attorney, dated February 22, 2006, relating to Mr. W. Edward Scheetz
(previously filed).

15.	Power of Attorney, dated February 22, 2006, relating to Mr. David T. Hamamoto
(previously filed).

16.	Agreement and Plan of Merger, dated as of July 20, 2007, by and among Edward
Scheetz, David T. Hamamoto, NorthStar Capital Investment Corp. and NorthStar
Partnership, L.P. (previously filed).

17.	Underwriting Agreement, dated as of July 19, 2007, by and among Morgans Hotel
Group Co., the selling stockholders named in Schedule II thereto (including NCIC
MHG Subsidiary and NorthStar LP), and Merrill Lynch, Pierce, Fenner & Smith
Incorporated and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named in Schedule I thereto (previously filed).

18.	10b5-1 Purchase Plan, dated as of May 18, 2007, between W. Edward Scheetz and
Banc of America Investment Services, Inc., and amendment thereto as of August 10,
2007 (previously filed).

19.	Termination Agreement, dated as of August 11, 2008, by and among NorthStar
Capital Investment Corp., NCIC MHG Subsidiary LLC, NorthStar Partnership, L.P.,
Mr. W. Edward Scheetz and Mr. David T. Hamamoto.